555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com FIRM / AFFILIATE OFFICES Abu DhabiMoscow BarcelonaMunich BeijingNew Jersey BrusselsNew York ChicagoOrange County DohaParis DubaiRiyadh FrankfurtRome HamburgSan Diego Hong KongSan Francisco HoustonShanghai LondonSilicon Valley Los AngelesSingapore MadridTokyo MilanWashington, D.C. File No. 017637-1043

June 28, 2010
VIA EDGAR CORRESPONDENCE
Stacie Gorman
Attorney—Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CoreSite Realty Corporation Registration Statement on Form S-11 Filed May 13, 2010 SEC File No. 333-166810
Dear Ms. Gorman:
     We are in receipt of the Staff’s letter dated June 11, 2010 with respect to the above-referenced Registration Statement on Form S-11 (as it may be amended or supplemented, the “Registration Statement”). We are responding to the Staff’s comments on behalf of CoreSite Realty Corporation (the “Company”) as set forth below. Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) the first amendment to the Registration Statement on Form S-11/A (“Amendment No. 1”), which reflects changes made to respond to the Staff’s comments. Courtesy copies of this letter and Amendment No. 1 (specifically marked to show the changes thereto) are being submitted to the Staff supplementally.
     The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in Amendment No. 1. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below. Page numbers referenced in the Company’s responses refer to page numbers in the marked copy of Amendment No. 1 furnished supplementally to the Staff.
     In preparing this response letter, we and the Company have tried to thoroughly explain both the reasons behind the responses and the revisions made to the Registration Statement. We hope this will facilitate your review of the amended filing.

June 28, 2010

General
     1. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 1 and 3, without limitation, the following examples:
•	“The largest and fasted growing data center markets in the United States, include[e] Los Angeles, the San Francisco Bay and Northern Virginia areas, Chicago and new York City.”

•	“[T]he global Internet data center market is estimated to grow from $9.2 billion in 2008 to $18.5 billion in 2012, representing a compound annual growth rate of 19%.”

•	“[C]ompanies are increasingly outsourcing their data center needs due to the high cost of operating and maintaining in-house data center facilities, increasing power and cooling requirements for data centers and the growing focus on business and disaster recovery planning.”
Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.
     Response:
     In response to the Staff’s comment, the Company will supplementally provide the Staff, under separate cover, with highlighted copies of each study or report upon which the Company relied in connection with the preparation of the Registration Statement. In addition, the Company notes the following: (i) that none of the foregoing studies or reports was prepared for or at the behest of the Company, and (ii) that the Company did not provide any compensation in connection with the preparation of the foregoing studies or reports.
     2. We note your disclosure on pages 7 and F-13 and other points throughout the prospectus regarding a possible offering of 8.50% senior notes. Please tell us whether this would be a registered or an exempt offering. If the senior notes will be privately placed, please tell us why such placement should not be integrated with this registered offering.
     Response:
     The Company advises the Staff that a concurrent high yield notes offering is no longer part of the Company’s plans with respect to the Financing Transactions. The Company has revised the applicable disclosure throughout the Registration Statement to reflect its current intentions. Please see “Prospectus Summary—The Financing Transactions” on page 6 of Amendment No. 1 for a summation of the Company’s current intentions.
     3. Please clearly identify the Carlyle Group and any other persons that would be considered your promoter. Alternatively, please explain to us why they should not be considered

June 28, 2010

your promoter. Please refer to Item 11(d) of Form S-11. Additionally, please include the Carlyle Group in the chart on page 8, as appropriate.
     Response:
     The Company notes the Staff’s comment and advises the Company has concluded that Thomas M. Ray, its President, Chief Executive Officer and Director, and CoreSite, L.L.C., rather than The Carlyle Group, are the Company’s promoters under Rule 405 under the Securities Act. As a point of clarification, The Carlyle Group itself does not exist as a distinct entity, but rather is a group of affiliated investment funds and other entities. Certain of these investment funds currently own all of the properties and other assets used in the operation of the Company. These investment funds will contribute these properties and assets to the Company’s operating partnership in connection with the Restructuring Transactions in exchange for operating partnership units. The contributed assets will include CoreSite, L.L.C., the management company that operates the assets that make up the Company’s business. Mr. Ray has led the management of CoreSite, L.L.C. and he and the employees of CoreSite, L.L.C. have been responsible for managing the Company’s properties since its founding. Additionally, Mr. Ray, in his capacity as chief executive officer of CoreSite, L.L.C., took the initiative in founding and organizing the Company in connection with the offering. As such, the Company has concluded that Mr. Ray and CoreSite, L.L.C., as the persons who manage and took the initiative in founding and organizing the business of the Company, are the Company’s promoters. The Company has revised the disclosure in the Registration Statement to clarify that Mr. Ray and CoreSite, L.L.C. are promoters of the Company. Please see page 1 of Amendment No. 1. The Company has also specifically included each of its promoters in the chart under the heading “Our Structure” on pages 8 and 125 of Amendment No. 1.
Prospectus Cover Page
     4. We note the statement on this page that you believe you qualify as a REIT, for federal income tax purposes. Please note that this is a legal conclusion you are not qualified to make. As such, please revise to clarify that you intend to qualify as a REIT.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement, including the prospectus cover page, to include the requested disclosure. Please see the prospectus cover page and pages 7 and 118 of Amendment No. 1.
Inside Front Cover Page of Prospectus
     5. We note the picture on the inside front cover page of the prospectus. Please note that the promotional text included in the “company highlights” box should not be included in pictures or images, where they would be unsupported by accompanying disclosure. Please remove the noted text. Also, please identify the pictured property as one of your assets.
     Response:

June 28, 2010

     The Company notes the Staff’s comment and has revised the picture on the inside of the front cover page of the prospectus to reflect the requested revisions. Please see the inside of the front cover page of the prospectus of Amendment No. 1.
Prospectus Summary, page 1
     6. Currently, this summary section provides detailed information that is more appropriate for the body of the prospectus. Also, please note that repetition does not enhance your disclosure. We note that your disclosure under the captions “our company” and “our competitive strengths” is repeated verbatim later in this document under the main caption “business and properties.” Please revise to limit the use of repetition and to limit this section to information that is key to an investment decision and relocate the more detailed information to other parts of the prospectus.
     Response:
     The Company notes the Staff’s comment and has revised the disclosure in the summary section to shorten and streamline the presentation.
Our Company, page 1
     7. We note here and throughout this document, you refer to yourself as “a leading owner, developer and operator of strategically located data centers.” However, it appears that you were recently formed this year solely for the restructuring transactions. Please revise to clarify when you were formed. Also, revise your disclosure throughout this document to reflect the current ownership of your future properties. Facts that relate to your predecessor should be attributed as such. Also, clarify how you determined that your predecessor was determined to be a “leading owner, developer and operator.”
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to clarify that first person references to the Company assume the Restructuring Transactions have taken place. Please see the italicized language on page 1 of Amendment No. 1.
     The Company also advises the Staff that the italicized language under the heading “Prospectus Summary” of the prospectus in the Registration Statement also indicates that:
     “Unless the context requires otherwise, references in this prospectus to “we,” “our,” “us” and “our company” refer to CoreSite Realty Corporation, a Maryland corporation, together with its consolidated subsidiaries after giving effect to the Restructuring Transactions described in this prospectus . . . .”
     Accordingly, the Company advises the Staff that unless otherwise indicated, first person references in the prospectus of the Registration Statement give pro forma effect to the Restructuring Transactions.

June 28, 2010

     Additionally, the Company advises the Staff that each of the properties or leasehold interests that will comprise the Company’s portfolio following the Restructuring Transactions is currently held in a separate partnership or limited liability company formed by one or more of the Carlyle real estate funds or their affiliates for the purpose of acquiring, holding and operating these properties. In addition, certain of the Carlyle real estate funds collectively own 100% of CoreSite, L.L.C., which manages and leases the properties that will be contributed to the Company’s portfolio. Although the properties being contributed to the Company’s operating partnership in connection with the Restructuring Transactions will have been owned by various Carlyle real estate funds or their affiliates, all of these properties have been managed by Thomas M. Ray and the Company’s management team under the CoreSite brand since they were initially acquired or developed.
     The Company respectfully submits that its current disclosure accurately reflects the historical management and operations of these properties.
     8. We note that you define your data centers as premium centers. Please explain the distinguishing features between your data centers and other data centers that make your centers premium centers.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to change the references from its “premium” data centers to “high-quality” data centers throughout Amendment No. 1. Please see pages 1, 18, 24, 48, 49 and 70 of Amendment No. 1. The Company advises the Staff that “high-quality data centers” is a recognized term in the industry and is used in industry publications. Please see the supplemental materials provided to the Staff in response to Comment 1 for the industry definition of this term.
     9. We note that you have entered into an agreement with Facebook, Inc. and that this customer will represent approximately 10% of your revenues. We note that you have not filed this agreement as an exhibit. Please refer to Item 601(b)(10) of Regulation S-K and tell us your basis for not filing the agreement.
     Response:
     The Company notes the Staff’s comments and advises the Staff that the Company is currently party to three separate and independent leases with Facebook, Inc. for space at three separate facilities. The Company further advises the Staff that it has determined that its leases with Facebook, Inc. are such as ordinarily accompany the kind of business conducted by the Company and that none of the three leases is an agreement upon which the Company’s business is substantially dependent. Additionally, the Company believes that the data center space under lease to Facebook, Inc. is suitable for lease by other customers and, accordingly, this space could be re-leased in the event that its relationship with Facebook, Inc. ended. Consequently, the Company believes that its current disclosure is sufficient and provides all material information regarding its contractual arrangements with Facebook, Inc. The Company respectfully submits

June 28, 2010

that none of its leases with Facebook, Inc. is a material contract required to be filed pursuant to Item 601(b)(10) of Regulation S-K.
     10. We note that you provide disclosure regarding the average experience of your management team. References to the average years of experience of management are not appropriate. Please remove this disclosure or provide it on an individual basis.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include this disclosure on an individual basis. Please see pages 4 and 71 of Amendment No. 1.
Balance Sheet Positioned to Fund Continued Growth, page 4
     11. Please include a statement that there are no limits on the amount of leverage that you may use, if true.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement in response to Comment 11. Please see pages 4 and 72 of Amendment No. 1.
The Restructuring Transactions, page 7
     12. Please disclose the ownership structure and percentage interest that the Carlyle real estate funds or its affiliates currently hold in these entities. Please also disclose the percentage interest in these entities that the company plans to acquire, if any.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see pages 7 and 118 of Amendment No. 1.
     13. We note from your disclosure that as part of the Restructuring Transactions units will be issued to Carlyle real estate funds or their affiliates in exchange for their properties. You further state that concurrently with the closing of the offering you will purchase these units from the Carlyle real estate funds or affiliates. It appears that you intend to immediately repurchase the units previously issued as part of the Restructuring Transaction. If true, please clarify your disclosures accordingly and explain the business reasons for the repurchase or redemption of the units.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to clarify the referenced disclosure. Please see pages 7 and 117 of Amendment No. 1.

June 28, 2010

Restrictions on Transfer, page 10
     14. Please disclose the circumstances that would permit holders of operating partnership units to tender their units for redemption prior to the first anniversary.
     Response:
     The Company notes the Staff’s comment and advises the Staff that the operating partnership agreement does not permit holders of operating partnership units tender their units for redemption prior to the first anniversary of the completion of the offering. Accordingly, all references suggesting such ability have been removed. Please see pages 10, 34, 145 and 168 of Amendment No. 1.
Summary historical and pro forma financial data, page 14
     15. We note that the depreciation and amortization amount being used to calculate FFO on pages 16 and 49 differs from the amount recognized in the pro forma income statement on page F-8. Please advise or revise accordingly.
     Response:
     The Company advises the Staff that the depreciation and amortization amounts recognized in the pro forma statements of operations included on pages F-8 and F-9 include depreciation and amortization expense related to the Company’s headquarter improvements. The Company has excluded these amounts from the calculation of funds from operations on pages 16 and 47 of Amendment No. 1 in accordance with NAREIT’s White Paper on Funds From Operations dated April 2002.
Risk Factors, page 17
     16. We note that KPMG has issued a going concern opinion regarding one of the combined entities. Please add a risk factor to address this or tell us why such opinion does not present a material risk.
     Response:
     The Company notes the Staff’s comment and advises the Staff that it expects that upon consummation of the Restructuring Transactions and the Financing Transactions, the short-term debt obligations that necessitate the going concern opinion will be refinanced. Accordingly, the Company respectfully advises the Staff that the condition necessitating the opinion does not present a material risk. Please see Footnote (1) to the combined financial statements of the Acquired Properties on page F-40 of Amendment No. 1.
     17. We note from the risk factor on page 27 that your predecessors have experienced net losses the past three years. Please relocate that risk factor to appear more prominently in the earlier part of this section.
     Response:

June 28, 2010

     The Company notes the Staff’s comment and has revised the Registration Statement to reposition the requested disclosure as the second risk factor. Please see page 17 of Amendment No. 1.
     18. Please review your risk factors and consolidate those risks that contain duplicative disclosure. Provide just enough detail to highlight the risk and present it in context. Avoid extraneous information and unnecessary background.
     Response:
     The Company notes the Staff’s comment and has revised the “Risk Factors” section to consolidated risk factors that addressed similar risks and to delete disclosure that was repetitive or that provided extraneous information or unnecessary background. Please see “Risk Factors” beginning on page 17 of Amendment No. 1.
     19. Please review your risk factors and eliminate those risks that are generic to any public company. For example, we note the risk factor on page 36 relating to your status as a public company. Alternatively, please revise such risk factors to demonstrate risks specific to you.
     Response:
     The Company notes the Staff’s comment and has revised the risk factor section to delete the following risk factors:
•	“An increase in interest rates would increase out interest costs on our variable rate debt and could adversely impact our ability to refinance existing debt or sell assets” (previously on page 27 of the prospectus in the Registration Statement);

•	“We may be vulnerable to security breaches which could disrupt our operations and have a material adverse effect on our financial performance and operating results” (previously on page 28 of the prospectus in the Registration Statement);

•	“We may incur significant costs complying with the Americans with Disabilities Act and similar laws which could harm our operating results” (previously on page 31 of the prospectus in the Registration Statement);

•	“We may incur significant costs complying with other government regulations which could harm our business” (previously on page 31 of the prospectus in the Registration Statement);

•	“Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event that our actions are not in your best interests” (previously on page 34 of the prospectus in the Registration Statement); and

June 28, 2010

•	“Future offerings of debt and/or preferred equity securities, which may be senior to our common stock upon liquidation or for purposes of dividend distributions, may adversely affect the market price of our common stock” (previously on page 38 of the prospectus in the Registration Statement).
     The Company advises the Staff that it has determined to retain the risk factor on page 33 of Amendment No. 1 relating to its status as a public company because the risk is not generic to all public companies but rather only to companies that are becoming a public reporting company for the first time. The Company believes that this risk is material and that it is important for investors to understand the additional costs, obligations and challenges that the Company will face after it becomes public. Additionally, the Company believes that it has tailored this risk factor to address some of the challenges that are particular to it, such as switching from reporting on a combined basis to reporting on a consolidated basis. Please see “Risk Factors” beginning on page 17 of Amendment No. 1.
We have not obtained third party appraisals ... page 28
     20. We note that you have obtained appraisals of the Acquired Properties. Additionally, we note your disclosure that fairness opinions were issued in connection with Restructuring Transactions. Please tell us your basis for not filing and discussing the appraisals and fairness opinions further in this document. Also, please revise to clarify, if true, that the opinions discussed the fairness from the property contributors’ point of view.
     Response:
     The Company respectfully submits that the appraisals obtained for the Acquired Properties do not need to be filed or further discussed as they could be misleading to investors. These appraisals were obtained for the limited purpose of allocating intangible and tangible asset values to prepare the pro forma financial statements included in the Registration Statement and were only obtained for the Acquired Properties, which represent just six of the twelve properties being contributed to the Company. As a result, the Company believes that these appraisals provide little insight into the value of the Acquired Properties as part of the Company as a cohesive operating business on the date of the pricing of the public offering. In addition, to the Company’s knowledge, appraisals of this type are not typically filed or discussed by registrants in similar transactions.
     The Company also respectfully submits that the fairness opinion that was issued to the Carlyle real estate funds in connection with the Restructuring Transactions does not need to be filed or further discussed. This fairness opinion was commissioned by the Carlyle real estate funds and certain of their affiliates for the limited purpose of determining the fairness to each of these entities, from a financial point of view, of the allocation of the operating partnership units being received in consideration for the property contributed by each entity. The allocation of operating partnership units is based on estimated valuations of the properties that were determined internally by persons affiliated with the Carlyle real estate funds. The fairness opinion is directed solely at those internal valuations and expressly disclaims any opinion as to the market price or value of the operating partnership units being received in exchange for the

June 28, 2010

contributed property. In addition, the analysis of the fairness of these relative valuations speaks only as of a certain date and is subject to significant assumptions, conditions and limitations that could affect its accuracy and make it misleading to investors. Additionally, even if it were determined that additional disclosure regarding, or filing of, the fairness opinion was required, the Company may be unable to do so as it would have to secure the consent of the party that delivered the opinion to be named as an expert under Rule 436 of the Act and as required by Section 5(a)(iii) of Guide 5.
     The Company notes the Staff’s further comment and has revised the disclosure in the Registration Statement to clarify that the fairness opinion was from the property contributors’ point of view.
Use of Proceeds, page 41
     21. We note your disclosure concerning your use of the aggregate funds from the financing transactions. Please also clarify the specific use of proceeds from the funds to be received by this offering.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to reflect its updated plan with respect to the Financing Transactions. See pages 12 and 37 of Amendment No. 1.
Dividend Policy, page 42
     22. We note your intention to include an annual dividend rate along with the representation that you plan to maintain this initial dividend rate for the 12-month period following the offering. To the extent you discuss a projected dividend, it should be supported with a tabular presentation of cash available for distribution for the 12 months following the offering. Please advise or revise as appropriate.
     Response:
     The Company notes the Staff’s comment and has supported its discussion of a projected dividend with a tabular presentation of cash available for distribution for the 12 months following the offering. Please see page 40 of Amendment No. 1.
     23. Please disclose whether you may use proceeds from offerings of shares or issue shares in lieu of cash to pay distributions. Also, please disclose that you may not pay distributions at this level or may not be able to maintain distributions at this level.
     Response:

June 28, 2010

     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see page 39 of Amendment No. 1.
Capitalization, page 44
     24. We note concurrently with this offering, the company will enter into a new $100 million revolving credit facility and issue $175 million of senior notes. Clarify if you have a firm commitment from an institution to obtain the secured credit facility and whether the company has entered into a contractual commitment to issue these notes. Otherwise it is not clear that you have a factually supportable basis to reflect these financing activities in your pro forma information.
     Response:
     The Company notes the Staff’s comment and advises the Staff that the Company is currently negotiating a term sheet with its lenders under the revolving credit facility. The Company further advises the Staff that if it obtains a firm commitment for this facility, the Company will update the Registration Statement accordingly.
Management’s Discussion and Analysis ..., page 50
     25. We note that your predecessor has experienced losses the past three years. Please expand your disclosure in the introductory narrative of this section to discuss these losses.
     Response:
     The Company notes the Staff’s comment and has supplemented the Registration Statement to include the requested disclosure. Please see page 48 of Amendment No. 1.
Redevelopment History, page 51
     26. You disclose the acquisition of your first property was in February 2000. This seems to contradict the information included in your selected financial data that indicates the Predecessor acquired its first property in December 2006. Please advise or revise to clarify.
     Response:
     The Company advises the Staff that the first property was acquired in February 2000 by one of the Acquired Properties, not the Predecessor. The Company refers the Staff to its response to Comment 7.
Leasing Arrangements, page 52
     27. We note that your properties are leased on three bases: full service gross, modified, or triple net lease. Please revise to discuss the portion of your NRSF that is that is leased pursuant to each of the three bases. Such disclosure could be included here or later in

June 28, 2010

your document where you discuss your portfolio in more detail. To the extent that the different bases affect your annualized or effective rent disclosures, please discuss such effects.
     Response:
     The Company notes the Staff’s comment and has supplemented the Registration Statement to include the requested disclosure. Please see page 51 of Amendment No. 1.
     28. From your operating results disclosure, we note that a significant portion of your predecessor’s and acquired properties’ revenues included “power revenue.” Please revise to clarify if there is any markup involved in your receipt of power revenue.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see page 51 of Amendment No. 1. The Company further advises the Staff that it does not maintain separate financial records allocating the capital it invests in creating and maintaining the equipment that converts, backs up and supplies power to its data center customers. As a result, the Company does not track or assess its actual total cost of providing power to customers under the breakered-amp model.
     29. Please revise to discuss the portion of your NRSF that is subject to the breakered-amp and the branch-circuit monitoring models. Under the breakered-amp model, you state that cost above a base level “may” be passed onto customers. Please revise to clarify the portion that allows for excess cost passage.
     Response:
     The Company notes the Staff’s comment and, in response to Comment 29, refers the Staff to its response to Comment 28 and page 51 of Amendment No. 1.
Critical Accounting Policies, page 53 — Revenue Recognition, page 54
     30. We note that the amounts allocated to above market leases and below market lease values are amortized to rental income, over the remaining non-cancelable terms of the respective leases. Please clarify how you analyze fixed rate renewal options in your amortization policy as it relates to below market leases.
     Response:
     The Company notes the Staff’s comment and has supplemented the Registration Statement to include the requested disclosure. Please see page 53 of Amendment No. 1.
Material Terms of Our Indebtedness to be Outstanding after this offering, page 60
     31. Considering the significant amount of disclosure you have based on the credit facility and senior notes, please revise to discuss the material terms or range of terms already

June 28, 2010

known or expected or tell us why such disclosure is not appropriate. If possible, please identify the party providing you with the credit facility. Also, please revise to identify the properties that will serve as security for your revolving credit facility.
     Response:
     The Company notes the Staff’s comment and advises the Staff that the Company is currently negotiating a term sheet with its lenders under the revolving credit facility, and is not currently in a position to discuss many of the material terms of the facility. The Company further advises the Staff that it will revise the Registration Statement to provide the requested disclosure when such terms are known.
Business and Properties, page 69
     32. Please revise to clarify if the management of your real estate will be performed solely in-house. If not, please revise to elaborate on your arrangements for the management, development, and redevelopment of your properties. Please refer to Item 24 of Form S-11.
     Response:
     The Company notes the Staff’s comment and has supplemented the Registration Statement with the requested disclosure. Please page 70 of Amendment No. 1.
Our Portfolio, page 73
     33. We note you have provided annualized rent figures on a total and per NRSF bases throughout your tables. Please revise to also disclose the effective annual rents on a total and per NRSF bases to provide balance. Please refer to Item 15(e) of Form S-11. Alternatively, please tell us why the difference between annualized and effective annual rents is not material.
     Response:
     The Company notes the Staff’s comment and advises the Staff that the difference between annualized and effective annual rents is not material due to the nature of the Company’s leases. The Company’s leases generally have annual 3% rent increases, which occur at the anniversary date of each lease. In addition, rental abatement offered to the Company’s customers is minimal. The Company has added disclosure relating to total abatements for leases in effect as of March 31, 2010 for the 12 months ending March 31, 2011. Please see footnote (6) on pages 2, 54 and 75 of Amendment No. 1.
     As of March 31, 2010, the average term of the Company’s leases was 5.2 years, with an average term remaining of 2.6 years. Accordingly, the average remaining term of the Company’s leases is at the midpoint of the average lease term across the Company’s portfolio. As a result, the effective annual rate calculated at March 31, 2010 would be approximately the annualized rent currently included in the property tables. The Company further advises the Staff that its portfolio of leases is much larger than several of its competitors that purely or predominantly

June 28, 2010

lease larger spaces for longer terms. Because the Company offers space ranging from an entire building or dedicated suite to a cage or cabinet, the number of the leases in its portfolio significantly exceeds that of providers who purely or predominantly lease larger spaces for longer terms. Therefore, given the 5.2 year average term of its leases, the Company’s leases are constantly being renewed. Because of the renewal of its leases, the Company expects the average term remaining of the leases across its portfolio to consistently remain at the midpoint of the average term of its leases. The Company also advises the Staff that as it continues to renew smaller leases on shorter terms, the Company believes future straight line rent adjustments will remain immaterial and continue to trend lower as an adjustment to revenue.
Description of our Portfolio, page 75
     34. We note that you will have leasehold interests in three properties. We note the general discussion on page 25 of the effect on you if and when the leasehold interests expire for the leased properties without renewal. In the subsection discussing each property, please discuss how non-renewal would specifically impact your investment in such properties. We also note that two of the properties’ rent will be increased upon renewal based on fair market value. Please disclose the party responsible for determining such value.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to add the requested disclosure. Please see pages 78, 89 and 91 of Amendment No. 1.
     35. In connection with the preceding comment, we note that the remaining contractual value is based on base rents. Please revise to discuss any escalators to the base rents for those properties. Also, please identify the owner of the properties.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to add the requested disclosure. Please see pages 78, 89 and 91 of Amendment No. 1.
One Wilshire, Los Angeles, California (via Leasehold Interest), page 76
     36. Please tell us your basis for not filing the lease agreement evidencing your leasehold interest in this property.
     Response:
     The Company notes the Staff’s comment and advises the Staff that it has filed the leases for this property with Amendment No. 1.
900 N. Alameda, Los Angeles, California, page 80
     37. We note that this property is listed in the National Register of Historical Places. Please disclose whether this will have any impact on your future plans for this property.

June 28, 2010

     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see page 83 of Amendment No. 1.
12100 Sunrise Valley, Reston, VA, page 82
     38. Please define the acronym “UPS.”
     Response:
     The Company notes the Staff’s comment and has supplemented the Registration Statement to include the requested disclosure. Please see page 85 of Amendment No. 1. The Company also refers the Staff to Appendix A of Amendment No. 1, which sets forth the definition of “uninterruptible power supply.”
Coronado-Stender Business Park, Santa Clara, California, page 85
     39. We note that you are in the process of “obtaining project clearance with the City of Santa Clara to obtain a negative declaration entitling development of the Coronado-Stender Properties.” Please explain what this means. Additionally, please disclose the impact of failing to obtain the negative declaration and add a risk factor to address this risk.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure and has added an additional risk factor addressing the matter. Please see pages 88 and 28, respectively, of Amendment No. 1.
32 Avenue of the Americas, New York, New York (Via Leasehold Interest), page 87
     40. We note your statement that you do not have plans to redevelop additional data center space. However, in footnote 2 on page 89, you state that square footage may fluctuate as space is “taken offline to convert to data center space.” Please clarify if that means you do not consider the conversion of office or shell space as redevelopment.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to remove the referenced disclosure as no additional redevelopment space exists at this facility. Please see page 92 of Amendment No. 1.
Management, page 96
     41. We note that Mr. Ray will serve as one of your directors. Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that he should

June 28, 2010

serve as a director for you in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see pages 99 and 100 of Amendment No. 1.
     42. For each promotion Mr. Rockwood received in your company, please disclose the year the promotion took place.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see page 100 of Amendment No. 1.
     43. We note references to officers joining your company prior to the date that you were incorporated. Please revise to specifically identify the entity that employed the listed persons instead of just referring to “our company.”
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see page 99 of Amendment No. 1.
Executive Officer Compensation, page 101 — Compensation Process and Peer Group, page 102
     44. In this section, you state that you did not engage in benchmarking. However, in your discussion of base salaries, you state that you intend to use data from the Peer Group. Please revise to reconcile these two statements. If you utilize a peer group in making compensation decisions, please note that to the extent you engage in benchmarking compensation you are required to identify the companies that comprise the benchmark group. See Item 402(b)(2)(xiv) of Regulation S-K. Please revise your disclosure as appropriate.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to clarify that it does not intend to utilize a peer group in making compensation decisions. Please see pages 106 and 107 of Amendment No. 1.
Base Salaries, page 103
     45. Please revise to separately discuss each persons’ contribution that resulted in the increase of their base salary.
     Response:

June 28, 2010

     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see pages 106 and 107 of Amendment No. 1.
Other Stock Based Awards, page 111
     46. To the extent that you have already determined the terms, please revise to discuss the conditions under which the holders of long-term incentive units will achieve full parity. If the incentive units could achieve full parity immediately, please revise to confirm that possibility.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the requested disclosure. Please see page 114 and the disclosure under the heading “Description of the Partnership Agreement of CoreSite, L.P.—Allocation of Net Income and Net Losses to Partners” of Amendment No. 1.
Certain Relationships and Related Party Transactions, page 114
     47. We note that you sold 1,000 shares to Mr. Ray for $10.00. Please clarify that in this section.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to include the referenced disclosure. Please see page 119 of Amendment No. 1.
     48. Please revise to discuss how the consideration to be received by the Carlyle affiliates for contributing the properties that will make up your portfolio was determined. Also, please revise to compare the consideration to be received with the aggregate cost incurred by the Carlyle affiliates to acquire and develop the noted properties.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to discuss how the consideration to be received by the Carlyle affiliates for contributing the properties that will make up the Company’s portfolio was determined and has disclosed, as a proxy for the aggregate cost incurred by the Carlyle affiliates to acquire and develop the noted properties, the sum of the undepreciated book value of the contributed properties plus construction in progress with respect to the contributed properties, in each case as of December 31, 2010. Please see page 117 of Amendment No. 1.
Description of the Partnership Agreement of CoreSite, L.P., page 122
     49. We note your disclosure in the first paragraph that you may not be removed by the limited partners. Please clarify if the provision prohibiting such action by the limited partners may be amended by a majority of your operating partnerships’ limited partners.

June 28, 2010

     Response:
     The Company notes the Staff’s comment and advises the Staff any amendment of this provision requires both the consent of the general partner as well as a majority of the limited partners. The Company has revised the Registration Statement to clarify that the consent of “both” the general partner as well as the majority of the limited partners is required. Please see page 127 of Amendment No. 1.
Description of Securities, page 131
     50. We note the disclosure on this page that all your shares will be “duly authorized, fully paid and nonassessable.” Please note that this is a legal conclusion that you are not qualified to make. As such, please revise to attribute the noted disclosure to counsel or remove.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to remove the requested disclosure. Please see page 135 of Amendment No. 1.
Restrictions on Ownership and Transfer, page 132
     51. Please clarify what constitutes “immediate notice.”
     Response:
     The Company notes the Staff’s comment and advises the Staff that in the context referenced above “immediate notice” constitutes contemporaneous notice to the Company. The Company has revised the Registration Statement to clarify the referenced disclosure. Please see page 137 of Amendment No. 1.
Federal Income Tax Considerations, page 142
     52. We note that the Health Care and Education Reconciliation Act of 2010 was signed into law recently. It appears that this may impact your investors. Please revise to disclose the impact of this Act or tell us why you believe such impact is not material.
     Response:
     The Company notes the Staff’s comment and has revised the Registration Statement to give the referenced disclosure greater prominence. Please see page 165 of Amendment No. 1.
Underwriting, page 163
     53. On page 165, we note that you have agreed to indemnify the underwriters against “certain” liabilities. Please revise to describe all the liabilities subject to the noted indemnification.
     Response:

June 28, 2010

     The Company notes the Staff’s comment and advises the Staff that the form of underwriting agreement will be filed as an exhibit to the Registration Statement prior to effectiveness. Section 7 of the underwriting agreement will contain the indemnity provisions. The Company believes the referenced disclosure in the “Underwriting” section of the prospectus within the Registration Statement is consistent with that contained in the vast majority of prospectuses and also complies with Item 508(g) of Regulation S-K, which requires a “brief description” of the indemnified obligations.
Financial Statements, page F-1
     54. Please update the financial statements of CoreSite Predecessor, CoreSite Acquired Properties, and the pro forma information in accordance with Rule 3-12 and 11-02(c) of Regulation S-X.
     Response:
     The Company notes the Staff’s comment and has updated the referenced disclosure. Please see page F-1 of Amendment No. 1.
Pro Forma Condensed Consolidated Financial Statements — Notes to the Pro Forma Condensed Consolidated Financial Statements — 1 — Adjustments to the Pro Forma Condensed Consolidated Balance Sheet, page F-9 — Adjustment (A), page F-9
     55. Please expand your disclosure to discuss how you determined the Predecessor entities are under common control. Disclose the controlling party, the structure of the combining entities and the interests held before and after the Restructuring Transactions.
     Response:
     The Company notes the Staff’s comment and has supplemented the Registration Statement to include the requested disclosure. Please see page F-10 of Amendment No. 1 and the Company’s response to Comment 57 below.
     56. In addition, we note that you are accounting for the interests contributed by the Predecessor in the Restructuring Transactions at historical cost. Please clarify if you are accounting for this transfer as a reorganization of entities under common control.
     Response:
     In response to this Comment 56, please see the Company’s response to Comment 57 below.
Adjustment (B), page F-9
     57. Refer to page 14. We note that you have deemed the Predecessor as the accounting acquirer in the acquisition of the CoreSite Acquired Properties. Given the Predecessor is not a legal entity, tell us what consideration was given to one of the combining

June 28, 2010

entities being the accounting acquirer. Please provide us your analysis of the particular facts and circumstances considered in FASB ASC 805-10-55-10 through 805-10-55-15 in determining the accounting acquirer. Also to enhance transparency, please disclose who you deemed to be the accounting acquirer as part of your discussion.
     Response:
     The Company notes the Staff’s comment and respectfully advises the Staff as follows and refers the Staff to page F-10 of Amendment No. 1.
     The Company has determined that the Predecessor (i.e. the entities contributed by Carlyle Partners V), should be the accounting acquirer based upon a variety of factors, notably including its determinations that (i) the Predecessor entities comprise the largest portion of value among the contributed entities and as a consequence Carlyle Partners V will receive the greatest number of operating partnership units (“Units”) exchangeable for common stock of the Company, and (ii) the Predecessor entities are under common control with each other but not with the entities being contributed by the other Carlyle funds who are participating in the Restructuring Transactions.
     A detailed discussion of the facts and circumstances surrounding the Company’s determination follows.
     The Company’s properties are currently owned or leased by separate legal entities or special purpose vehicles (SPVs) (generally, limited liability companies, or LLCs, and limited partnerships, or LPs). Each SPV, in turn, is currently owned, directly or indirectly, by one of five private equity funds and their affiliates that are organized and managed by The Carlyle Group, a global private equity firm. These private equity funds are organized as a series of limited partnerships and are named Carlyle Partners II, Carlyle Realty Partners II, Carlyle Realty Partners III, Carlyle Realty Partners IV and Carlyle Realty Partners V (each, a “Fund” and collectively, the “Funds”).
     Each SPV leases space to the Company’s customers and contracts with them for the delivery of colocation and related services.
     Each Fund has control over the acquisition, disposition and management of the properties it is contributing. However, the daily operations of each property are managed pursuant to a management agreement with CoreSite, L.L.C. (the “Management Company”), a Delaware limited liability company. Each management agreement may be terminated at any time by the applicable Fund. The Management Company provides the same level of services to all of the properties that it manages.
     Immediately prior to the completion of the offering, the Company will complete the Restructuring Transactions, pursuant to which CoreSite, L.P., a subsidiary of CoreSite Realty Corporation, will acquire, through a series of transactions, 100% of the ownership interests in the SPVs that own or lease the Company’s facilities and the Management Company. In exchange for the contribution of the SPVs and the Management Company by the Funds to CoreSite, L.P.,

June 28, 2010

CoreSite, L.P. will issue Units to the Funds. Based upon internal valuations and the related fairness opinion received by such Funds and described in the Company’s response to comment number 20, it is currently intended that Carlyle Partners II will receive approximately 1.7% of the Units, Carlyle Realty Partners II will receive approximately 1.7% of the Units, Carlyle Realty Partners III will receive approximately 28.6% of the Units, Carlyle Realty Partners IV will receive approximately 26.8% of the Units and Carlyle Realty Partners V will receive approximately 41.2% of the Units.
     Concurrently with the completion of its offering and after the transactions described in the preceding paragraph, CoreSite Realty Corporation will purchase approximately 30-40% of the Units issued to the Funds at a price per unit equal to the per share price to the public in the initial public offering. It is currently intended that the Company will purchase these Units ratably amongst the contributing Funds based upon the number of Units held by each of them with the exception of Carlyle Realty Partners II, and Carlyle Partners II, which may sell a larger percentage.
Common Control Considerations:
     The first accounting matter the Company considered was whether or not the Funds are under common control and thus would allow financial statement presentation as if the entities had always been combined. After analyzing the current structure and factors discussed below, the Company has concluded that the Funds are not under common control. However, the SPVs owned by each individual Fund are under the common control of their respective Fund owner as they are all directly or indirectly wholly owned by such Fund owner. The following factors were considered in reaching this conclusion:
•	The Company has considered whether the Funds would be considered variable interest entities (VIE) and under common control of a primary beneficiary and concluded that the entities were not VIEs.

•	Because of the diversity of the investors in the Funds, there is not sufficient cross-ownership of the Funds to conclude there is common control resulting from those ownership interests.

•	Although a Carlyle-affiliated entity serves as the general partner of each Fund, the limited partners of each Fund (with the exception of Carlyle Realty Partners II and Carlyle Partners II which following the offering will each own less than 2% of the outstanding Units ) have simple majority kick-out rights which provide them with the ability to dissolve and liquidate upon a vote of 50%. There are no significant barriers to exercise those rights. Per ASC 810-20-25, the presence of these kick-out rights overcome the presumption that general partners or managing members generally have control for accounting purposes.
Identification of the Acquirer

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     After concluding that the Funds are not under common control, the Company viewed the transaction as a “put-together” of entities and therefore within the scope of ASC 805 — Business Combinations. As such, at the date the entities are contributed, a business combination will occur and therefore an accounting acquirer must be identified.
     Since CoreSite Realty Corporation and CoreSite, L.P. are new entities and will not have significant pre-combination activities, the Company concluded that neither of these entities will be the accounting acquirer (see ASC 805-10-55-15, as referenced below). Therefore, the Company believes the combinations of the SPVs held by each of the Funds should be viewed as possible acquirers because the SPVs held by each respective Fund are under the common control of that Fund. To determine which of these groups of entities would be deemed the accounting acquirer, the Company analyzed the particular facts and circumstances considered in FASB ASC 805-10-55-10 through 805-10-55-15, as discussed below, and has concluded that the combination of SPVs controlled by Carlyle Realty Partners V is the accounting acquirer.
     55-10 — Paragraph 805-10-25-5 provides that the guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer in a business combination, except when a variable interest entity (VIE) is acquired. If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, paragraph 805-10-25-5 requires the factors in paragraphs 805-10-55-11 through 55-15 to be considered in making that determination.
The Company concluded that none of the entities involved are variable interest entities and applying the general guidance does not clearly indicate which of the combining entities is the acquirer. Therefore, the Company considered the factors in paragraphs 805-10-55-11 through 55-15 in determining that the combination of the SPVs owned by Carlyle Realty Partners V is the acquirer.
     55-11 — In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.
CoreSite, L.P. will primarily be transferring operating partnership units in exchange for the ownership interests in the SPVs. However, CoreSite, L.P. is a newly formed entity and will not have significant pre-combination activities. Therefore, the Company concluded it would be inappropriate to designate CoreSite, L.P. as the accounting acquirer.
     55-12 — In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

June 28, 2010

CoreSite, L.P. will primarily be transferring equity interests in the form of ownership units in exchange for the ownership interests in the SPVs. However, CoreSite, L.P. is a newly formed entity and will not have significant pre-combination activities. Therefore we concluded it would be inappropriate to designate CoreSite, L.P. as the accounting acquirer.
(a)	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

The ownership of CoreSite, L.P. will be based on the relative value of the assets being contributed to that entity by each Fund and the related fairness opinion received by such Funds and described in the Company’s response to Comment 20. Based on this relative valuation, the Company determined that the assets being contributed by Carlyle Realty Partners V have the highest combined valuation and will receive 41.2% of the Units which is significantly more than any of the other contributing funds (Carlyle Realty Partners III and IV will be receiving 28.6% and 26.8% respectively), giving Carlyle Realty Partners V the most significant ownership interest after the combination and therefore more potential voting rights than the other Funds. Although Carlyle Realty Partners V will receive the largest number of operating partnership units, no Fund will receive more than 50% ownership. Further, the potential voting rights will be proportional to the number of ownership units held as none of the entities will receive special voting rights that would give them a level of control different than the proportionate interest. The Company believes that the most decisive factor in identifying the combined entities controlled by Carlyle Realty Partners V as the accounting acquirer is that Carlyle Realty Partners V will receive the most significant ownership interest and most potential voting rights.

(b)	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

See discussion under subparagraph (a) above.

(c)	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

CoreSite, L.P. will be under the control of CoreSite Realty Corporation. The board of directors of CoreSite Realty Corporation will initially consist of seven

June 28, 2010

members. Of the initial members, two members are affiliated with The Carlyle Group, but not with any particular Fund, four will be independent and previously unaffiliated with The Carlyle Group and the contributed entities, and the final member will be Thomas Ray, the Chief Executive Officer of the Company, who is currently the Chief Executive Officer of CoreSite, L.L.C. and a Carlyle managing director but will resign from Carlyle prior to the offering. The Company does not believe this consideration is a decisive indicator.

(d)	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

The senior management of a combining entity will not dominate the management of the combined entity.

The senior management of the combined entity will be substantially the same as the current senior management of the SPVs and the Management Company being contributed. CoreSite, L.L.C. currently manages the daily operations of the SPVs pursuant to a management agreement. The Management Company, is owned indirectly by Carlyle Realty Partners III. The Company considered whether the interest in the management company held by Carlyle Realty Partners III would be a significant indicator that the combined entities controlled by this fund should be considered the accounting acquirer.

Although, the daily operations of the SPVs are all currently managed by CoreSite, L.L.C., pursuant to management agreements whereby the SPVs receive management services in exchange for a management fee, the management agreements are terminable at any time by the Carlyle Funds and each of the Carlyle Funds retains and has the right to approve all material decisions with respect to the operation and SPVs which it owns, such as approval over the terms of long term leasing arrangements and material capital expenditures and the properties business plan. Nor does Carlyle Realty Partners III benefit financially in any material respect from its ownership of the Management Company, which is designed to operate at or near break-even through reimbursement for management activities by the SPVs. Finally, Carlyle Realty Partners III does not itself influence the management of the SPVs or take an active role in the management of the Management Company in respect of its services provided to the other Carlyle Funds.

Considering the factors above, the Company concluded that Carlyle Realty Partners III’s interest in the Management Company was not a decisive factor in determining the accounting acquirer and, because there was no substantial change in senior management, that this consideration is not a decisive factor.

June 28, 2010

(e)	The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

Because it is the public shareholders that will ultimately pay a premium for outside equity interests, the Company does not view this as a decisive factor.
     55-13 — The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.
     See discussion below.
     55-14 — In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.
The Company has conducted an analysis of total assets, revenue and earnings for each Fund’s contributed entities. Carlyle Realty Partners V has the largest combined assets and Carlyle Realty Partners III the largest combined revenue and earnings. As Carlyle Realty Partners V has the largest combined assets and has the highest estimated fair value, this Fund will receive more operating partnership units than the other contributing funds, giving Carlyle Realty Partners V the most significant ownership interest after the combination and therefore more potential voting rights than the other Funds.
The Company believes the fact that Carlyle Realty Partners V will receive the most significant ownership interest and most potential voting rights to be the most decisive factor in identifying the combined entities controlled by Carlyle Realty Partners V as the accounting acquirer.
     55-15 — A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.
The newly formed entities were not determined to be accounting acquirers. See related discussion above.
     Based upon consideration of all of the factors above, the Company concluded the combined entities controlled by Carlyle Realty Partners V should be considered the accounting acquirer, with the most determinative factor being the receipt by this Fund of the largest share of operating partnership units and most potential voting rights.

June 28, 2010

     The Company also considered whether the accounting acquirer should also be the predecessor entity. Although the accounting acquirer is a combination of entities rather than a separate legal entity, the combined entities are all under common control and management. As the considerations of common control were integral to the Company’s consideration of the accounting acquirer, the Company believes it would be inconsistent to identify a predecessor entity using substantially different criteria. Therefore, the Company concluded the accounting acquirer is also the predecessor.
     The Company has also enhanced its disclosure regarding which entity it deemed to be the accounting acquirer.
     58. Please expand to disclose the purchase price of the CoreSite Acquired Properties, the form of the consideration given and how the purchase price is allocated to the fair values disclosed in the tabular presentation.
     Response:
     In response to the Staff’s comment, the Company has disclosed the purchase price of the CoreSite Acquired Properties and how the purchase price is allocated to the fair values disclosed in the tabular presentation. Please see page F-10 of Amendment No. 1.
     59. Refer to page F-10. Clarify whether the fair value of $447,227 recognized as equity represents the operating units given to the Carlyle real estate funds in exchange for its interests in the CoreSite Acquired Properties. If so, please tell us how you determined the value of these units. Furthermore, given that the units issued in the exchange appear to be redeemable as discussed on page 7 and throughout the filing, please explain to us why these units are being classified as permanent equity.
     Response:
     In response to the Staff’s comment, the Company confirms that the fair value of $447,227 recognized as equity represents the operating units given to the Carlyle real estate funds in its exchange for interests in the CoreSite Acquired Properties. The Company has revised this disclosure to disclose that this purchase price is based on future estimated cash flows and is subject to final determination of the fair values.
     The operating partnership units exchanged are redeemable and have been reflected as such in adjustment (F) to the Pro Forma Balance Sheet which effectively reclassifies the equity to the redeemable noncontrolling interest in partnership line item and describes that a discounted cash flow valuation model was used to determine the value of the operating units. Please see page F-12 of Amendment No. 1.
Adjustment (D), page F-11
     60. We note on page 41 that you plan to use net proceeds from the financing transactions to, among other things, purchase the operating units from the operating partnership

June 28, 2010

and the Carlyle real estate funds or affiliates. Please tell us why your calculation of the use of proceeds from the debt financing does not include the purchase of these units.
     Response:
     We note the Staff’s comment and advise the Staff that because the senior notes offering is no longer anticipated as part of the Financing Transactions, only proceeds from the offering of the Company’s common stock will be used to purchase operating partnership units in connection with the Restructuring Transactions.
     61. Notwithstanding our previous comment, to the extent that you do not have firm commitments in relation to these financing transactions, it is unclear whether you have a factually supportable basis to reflect this financing in your pro forma financial statements. Please advise or revise your disclosures accordingly to remove the proceeds and the adjustments reflecting the application of those proceeds from the pro forma financial statements.
     Response:
     The Company notes the Staff’s comment and advises the Staff that the Company is currently negotiating a term sheet with its lenders under the revolving credit facility. The Company further advises the Staff that in the unanticipated event it fails to obtain a firm commitment with respect to this facility or consummate the any other transactions contemplated by the Financing Transactions prior to effectiveness of the Registration Statement, the Company will revise its pro forma financial statements to remove the applicable adjustments.
Adjustment (F), page F-12
     62. You have indicated that you plan to retire your profits interest incentive program through the payments of cash and the issuance of common stock to vested participants. Explain to us and disclose how you plan to fund these cash payments. Also explain to us why the pro forma information within your capitalization table on page 44 does not give effect to the issuance of these shares.
     Response:
     In response to the Staff’s comment, the Company no longer plans to retire the profits incentive program through the payment of cash. However, the plan will be retired through the issuance of common stock and units of which 40% will be vested at the date of the transaction. The Company has revised the Pro Forma Balance Sheet and adjustment (G) to reflect the retirement of this plan and issuance of shares. Additionally, the Company has revised the capitalization table to give effect to the issuance of these shares. Please see page F-12 of Amendment No. 1.

June 28, 2010

Adjustment (G), page F-12
     63. Please discuss the nature of the $80.5 million cash payment that will be paid to certain owners of the Predecessor and Acquired Properties as a result of the Restructuring Transactions. Disclose how much of the cash is going to owners of the Predecessor and how much is going to the owners of the Acquired Properties.
     Response:
     The Company notes the Staff’s comment and respectfully submits that, when taken together with the additional disclosure that has been added to the Registration Statement in response to the Staff’s other comments regarding the Restructuring Transactions, the existing disclosure related to the cash payment is sufficient and no additional disclosure is required. The Company also respectfully submits that disclosure of how much cash is going to owners of the Predecessor and how much is going to the owners of the Acquired Properties is not required and does not provide investors with information necessary to understand the pro forma financial statements. The Company also refers the Staff to its response to Comment 57 for information regarding the allocation of cash amongst the Carlyle real estate funds and their affiliates.
     64. As it relates to the amounts given to owners of the Acquired Properties, it is unclear whether this cash payment represents cash consideration in the acquisition of the CoreSite Acquired Properties and should therefore be included as part of the purchase price of these properties. Furthermore, if you plan to use the net proceeds from the offering or your financing transactions to fund this payment, your Use of Proceeds on page 41 should clearly reflect your intention.
     Response:
     The Company notes the Staff’s comment and advises the Staff that the cash payment does not represent additional consideration paid in connection with the acquisition of the Acquired Properties, but is simply a conversion of a portion of the operating partnership units received by the Carlyle real estate funds as consideration for the Acquired Properties into cash. The Company respectfully submits that, when taken together with the additional disclosure that has been added to the Registration Statement in response to the Staff’s other comments regarding the Restructuring Transactions, the existing disclosure related to the cash payment is sufficient and no additional disclosure is required.
     65. In light of the cash payments made to certain owners of the Predecessor, tell us how you evaluated the form of consideration given when determining the transfer of interests held by the Predecessor should be at historical cost.
     Response:
     The Company notes the Staff’s comment and advises the Staff that the consideration to be received by the owner of the Predecessor entities will be primarily operating partnership units. As noted in the response to Comment 57, CoreSite Realty Corporation plans to subsequently use

June 28, 2010

some of the offering proceeds to acquire approximately 40% of the operating partnership units issued to the Funds. The Company considered the accounting impact of the transaction structure and has concluded that, in substance, the structure is no different than if the Funds would have received only units and then converted these units into common stock and participated as a selling shareholder in the offering. Therefore, the Company determined that the form of the transaction should not affect the transfer of interests held by Predecessor being reflected at historical costs.
2 — Adjustments to the Pro Forma Condensed Consolidated Statement of Operations, page F-12 — Adjustment (DD), page F-12
     66. Please tell us and disclose your basis in assuming an interest rate of 8.50% in calculating the interest expense of the senior notes.
     Response:
     The Company notes the Staff’s comment and advises the Staff that the senior notes offering is no longer anticipated in connection with the Financing Transactions and, therefore, has been removed from the Company’s pro forma condensed consolidated financial statements.
CoreSite Acquired Properties, page F-33 — Organization, page F-38
     67. Identify the common manager or owner of the CoreSite Acquired Properties. In addition, explain how you evaluated what financial statements to include for these acquired properties under Rules 3-05 or 3-14 of Regulation S-X and how you considered transparency when providing this information on a combined basis particularly in light of the liquidity concerns of one of the properties.
     Response:
     The Company notes the Staff’s comment. For discussion of the common manager and owner of the CoreSite Acquired Properties and related disclosure, please refer to the Company’s response to Comment 57 above.
     The Company evaluates what financial statements to include for the acquired properties under Rule 3-05 of Regulation S-X. Specifically, the Company concluded it was appropriate to present the required financial statements of the acquired entities on a combined basis as they are “related businesses” under Rule 3-05(a)(3). The entities are, and have been for all periods presented, under common management and each acquisition is conditioned on a single event.
     In consideration of transparency when providing information on a combined basis, the Company noted that the entities are all engaged in the same business with similar business prospects. As it specifically relates to the liquidity concern at one of the entities, the Company notes that the cause of the liquidity concern is the short-term maturity of certain property level debt. The Company has received a term sheet for the refinancing of the debt which would extend

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the maturity date until 2012 and the Company expects to execute the loan extension prior to the date the Registration Statement becomes effective. Further, this entity has been profitable in each of the last three fiscal years ending December 31, 2009, 2008 and 2007 and should this offering and the new revolving credit facility not be consummated, the Company believes it would be able to refinance this property level debt at reasonable terms.
Part II. — Item 33. Recent Sales of Unregistered Securities, page
     68. Please revise to provide all of the disclosure required by Item 701(d) of Regulation S-K.
     Response:
     The Company notes the Staff’s comment and revised the Registration Statement to include the requested disclosure. Please see Item 33 of Amendment No. 1.
Exhibits
     69. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.
     Response:
     The Company notes the Staff’s comment and advises the Staff that, to the extent not filed with Amendment No. 1, it will file all exhibits as promptly as possible following the filing of Amendment No. 1, which may include filing Amendment No. 2 as an “exhibit only” filing following the filing of Amendment No. 1.
     70. Please tell us why you are filing the “Form of” various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.
     Response:
     The Company notes the Staff’s comment and advises the Staff that it plans to file the forms of certain agreements that will be executed prior to the effectiveness of the Registration Statement for the Staff’s review. The Company further advises the Staff that, to the extent an agreement will be filed prior the completion of the offering, the Company will file final, executed agreements prior to the effectiveness of the Registration Statement.
     71. Please file the Tax Protection Agreements in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe you are not required to file these agreements.
     Response:

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     The Company notes the Staff’s comment and advises the Staff that it has filed the form of Tax Protection Agreement as an exhibit to Amendment No. 1.
     72. Please tell us your basis for not filing the letter evidencing the IRS ruling disclosed on page 36.
     Response:
     The Company notes the Staff’s comment and respectfully advises the Staff that if it filed the private letter ruling, the Company’s identity as the recipient thereof would be disclosed. Because the letter ruling is by its terms private, filing the letter with the Registration Statement would cause the Company to disclose its otherwise confidential identity. The Company respectfully submits that the Registration Statement adequately discloses the substance of the letter and, therefore, filing the letter itself with the Registration Statement would not provide additional meaningful information to investors. The Company also respectfully submits that not filing the letter as an exhibit to the Registration Statement, but disclosing the substance of the letter in the Registration Statement, is consistent with the practice followed by other publicly traded REITs.
     73. If applicable, please file the employment agreements with your other executive officers in accordance with Item 601(b)(10) of Regulation S-K.
     Response:
     The Company notes the Staff’s comment and advises the Staff that it will file any employment agreements with its executive officers when available.
***

June 28, 2010

     Please direct any questions or comments regarding the foregoing to the undersigned at (202) 637-1028. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ Patrick H. Shannon

Patrick H. Shannon of LATHAM & WATKINS LLP

     Enclosures

cc:	Yolanda Crittendon, Securities and Exchange Commission
Cicely LaMothe, Securities and Exchange Commission
Duc Dang, Securities and Exchange Commission
Thomas M. Ray, CoreSite Realty Corporation
Edward J. Schneidman, Esq., Mayer Brown LLP
John P. Berkery, Esq., Mayer Brown LLP
Jeffrey J. Knight, KPMG LLP
Raymond Y. Lin, Esq., Latham & Watkins LLP
Brandon J. Bortner, Esq., Latham & Watkins LLP